Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.
(To be named Healthcare Trust of America, Inc.)

SUPPLEMENT NO. 6 DATED JULY 10, 2009
TO THE PROSPECTUS DATED DECEMBER 3, 2008

This document supplements, and should be read in conjunction with, our prospectus dated December 3, 2008, as supplemented by Supplement No. 4 dated April 21, 2009, and Supplement No. 5 dated May 27, 2009, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 6 is to disclose:

•	the status of our initial public offering;

•	our implementation of self-management;

•	our termination of our property management agreements and sub-management agreements as part of our property management and leasing transition program;

•	our entry into employment agreements and non-compete agreements with three of our executive officers; and

•	an update regarding our personnel.

Status of our Initial Public Offering

As of June 26, 2009, we had received and accepted subscriptions in our initial public offering for 113,219,615 shares of our common stock, or approximately $1,131,051,000, excluding shares issued under our distribution reinvestment plan. As of June 26, 2009, approximately 86,780,385 remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan.

This offering is currently scheduled to expire upon the earlier of September 20, 2009, or the date on which the maximum offering has been sold. On April 6, 2009, we filed a registration statement on Form S-11 (File No. 333-158418) with the Securities and Exchange Commission, or the SEC, for a proposed follow-on offering. To help ensure that there is no gap between this offering and the proposed follow-on offering, we intend to extend the term of this offering for up to an additional 180 days if the registration statement for the follow-on offering is not declared effective by the SEC on or prior to September 20, 2009, as permitted pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

Our Implementation of Self-Management

As previously disclosed, we began our transition to self-management in November of 2008. We have a management team in place with Scott D. Peters as our President and Chief Executive Officer, Kellie S. Pruitt as our Chief Accounting Officer, Treasurer and Assistant Secretary, Mark Engstrom as our Executive Vice President — Acquisitions, Chris Balish as our Senior Vice President — Asset Management and Kelly Hogan as our Controller.

Accordingly, we are now in a position where we consider ourselves to be self-managed.

Termination of Property Management Agreements

As part of and consistent with our self-management program, we have initiated a property management and leasing transition program. Under this program, we are implementing a customized property management structure aimed at improving property operational performance at the asset and service provider levels, including the elimination of oversight fees, and a company-directed leasing plan to optimize occupancy levels. In connection with this program, on July 2, 2009, we provided notice, on behalf of our wholly-owned subsidiaries, each a REIT subsidiary, to Triple Net Properties Realty, Inc., or Realty, pursuant to each property management agreement entered into between a REIT subsidiary and Realty, each a management agreement, that each REIT subsidiary elects to terminate its management agreement with Realty and proceed with a property management transition program under which Realty will cease to serve as the property manager effective as of September 1, 2009. We also provided notice to Realty of the election by the REIT subsidiaries to have Realty terminate all sub-management agreements effective as of September 1, 2009, except for certain agreements to be assigned to the applicable REIT subsidiaries, with such terminations being done under our direction.

We are currently in the process of conducting a competitive bid process for third party management companies for those portfolio properties requiring external property management, subject to our performance standards and oversight. Certain properties will be managed directly by us, subject to compliance with all applicable REIT requirements.

New Employment Agreements and Non-Compete Agreements

As previously disclosed in connection with our transition to self-management, we engaged Scott D. Peters, our Chairman, Chief Executive Officer and President as our full-time employee pursuant to a letter agreement dated November 14, 2008. This letter agreement provided that, after six months, the Board or the Compensation Committee may, in its sole discretion, change the terms of Mr. Peters’ employment arrangement and compensation, including, but not limited, to, increasing or decreasing the rate of annual base salary and/or annual cash bonus opportunity, subject to certain requirements and limitations. In setting Mr. Peters’ compensation package at that time, the Compensation Committee considered Mr. Peters’ past, present and anticipated future contributions, as well as the pay practices within the REIT industry. In addition, the Compensation Committee, reviewed the NAREIT 2008 Compensation Survey for the chief executive officer position, as well as a report provided by Christenson Advisors, LLC, a compensation consultant engaged by the Compensation Committee.

On January 5, 2009, we hired Kellie S. Pruitt and appointed her as our Chief Accounting Officer on January 28, 2009. We subsequently appointed Ms. Pruitt as our Assistant Secretary and Treasurer. Further, in February 2009, we engaged Mark Engstrom as an independent consultant to serve as our acquisition and asset manager, with the expectation that we would engage Mr. Engstrom as our full-time employee in the future.

Effective July 1, 2009, we entered into an employment agreement with each of Mr. Peters, Mr. Engstrom and Ms. Pruitt. We have established the compensation packages for these executives based on the advice and recommendations of the Compensation Committee of our board of directors, or the Compensation Committee, and independent consultants, with a view on emphasizing competitive, performance-based compensation. We have engaged outside executive compensation consultants Towers Perrin and Christenson Advisors to assist the Compensation Committee in this area. At the request of the Compensation Committee, our compensation consultants provide input to the Compensation Committee on the design and philosophy of our executive compensation program, and reports on the competiveness of such program in the marketplace. Our compensation program also takes into account the general business and political environment in which compensation decisions are made.

Our executive compensation packages are structured to be competitive in the marketplace, reward the achievement of specific short-, medium- and long-term strategic goals and align the interests of key employees with stockholders by rewarding executive performance. We refrain from using highly leveraged incentives that drive risky, short-term behavior. By rewarding performance, we are better positioned to achieve the ultimate objective of increasing stockholder value. To emphasize performance-based compensation, we target the level of cash and stock based compensation paid to our executives to be consistent with the compensation paid by a peer group of companies, and provide the opportunity to earn additional compensation through annual performance-based compensation, and through medium- and long-term management incentive plans (subject and subordinate to certain thresholds to provide for stockholder return). We, through the Compensation Committee, have set salaries for our executives at the top end of the mid-range of salaries paid by a peer group of companies.

Our key priority today and in the future is to attract, retain and motivate a top quality management team. This is especially important given our transition to self-management. Our executive compensation packages were designed to reflect the increased level of responsibilities and scope of duties attendant with our transition to self-management. The compensation paid to our executives is designed to achieve the right balance of incentives and appropriately reward our best executives and maximize their performance over the long-term.

The material terms of the employment agreements with Messrs. Peters and Engstrom and Ms. Pruitt are summarized below. The employment agreement with Mr. Peters replaces his prior letter agreement, dated November 14, 2008.

Term.  Mr. Peters’ employment agreement is for an initial term ending December 31, 2013. Beginning on that date, and on each anniversary thereafter, the term of the agreement automatically will extend for additional one-year periods unless either party gives prior notice of non-renewal. Mr. Engstrom’s and Ms. Pruitt’s employment agreement is for an initial term ending June 30, 2011. At our sole discretion, Mr. Engstrom’s agreement and Ms. Pruitt’s agreement each may be extended for an additional one-year term.

Base Salary and Benefits.  The agreements provide for the following initial annual base salaries: Mr. Peters, $500,000; Mr. Engstrom, $275,000; and Ms. Pruitt, $180,000. All salaries may be adjusted from year to year in the sole discretion of the Compensation Committee, provided that Mr. Peters’ base salary may not be reduced. The agreements provide that each of the executives will be eligible to earn annual performance-based compensation in an amount determined at the sole discretion of the Compensation Committee for each year. Mr. Peters’ initial maximum performance-based compensation is 200% of base salary. Mr. Engstrom’s and Ms. Pruitt’s initial target performance-based compensation is 100% and 60%, respectively, of base salary. Each executive is entitled to all employee benefits and perquisites made available to our senior executives, provided that we will pay 100% of the premiums for each executive’s health care coverage under our group health plan. Mr. Engstrom also will receive relocation expenses (up to a maximum of $30,000) in connection with his move from Colorado to Arizona.

Equity Grants.  Messrs. Peters and Engstrom and Ms. Pruitt each received (or will receive) equity grants in connection with entering into their employment agreements. The equity awards are granted under and pursuant to the terms and conditions of the NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan, or the 2006 Plan. Pursuant to the terms of his employment agreement, on July 1, 2009, Mr. Peters was entitled to receive a grant of 50,000 fully-vested shares; however, Mr. Peters elected, pursuant to the terms of his employment agreement to receive a cash award of $250,000 in lieu of 25,000 shares. He also was entitled to receive a grant of 100,000 restricted shares of our common stock, 25% of which was immediately vested and the remaining shares are subject to vesting in equal annual installments during the balance of the term of the employment agreement, provided he is employed by us on each such vesting date. In addition, pursuant to the terms of his employment agreement, Mr. Peters is entitled to receive on each of the first three anniversaries of the effective date of the agreement, an additional 100,000 restricted shares of our common stock which will vest in equal installments on the grant date and on each anniversary of the grant date during the balance of the term of the employment agreement, provided he is employed by us on each such vesting date. Mr. Peters may in his sole discretion elect to receive a restricted cash award in lieu of up to one-half of each grant of restricted shares (i.e., up to 50,000 shares), which restricted cash award will be equal to the fair market value of the foregone restricted shares and will be subject to the same restrictions and vesting schedule as the foregone restricted shares. Mr. Peters elected to receive a restricted cash award of $500,000 in lieu of 50,000 shares with respect to the first restricted share grant.

Pursuant to the terms of his employment agreement, Mr. Engstrom will receive a grant of 40,000 restricted stock units 60 days after his relocation to Arizona. The restricted stock units will vest and convert to shares of our common stock in equal annual installments of 33 1/3% each, on the first, second and third anniversaries of the date of grant, provided he is employed by us on each such vesting date.

Pursuant to the terms of her employment agreement, Ms. Pruitt will receive a grant of 25,000 restricted stock units 30 days after the effective date of the employment agreement. The restricted stock units will vest and convert to shares of our common stock in equal annual installments of 33 1/3% each, on the first, second and third anniversaries of the date of grant, provided she is employed by us on each such vesting date.

Mr. Peters’ shares of restricted stock and restricted cash award(s) and Mr. Engstrom’s and Ms. Pruitt’s restricted stock units will become immediately vested and, with respect to the restricted stock units, convert to shares of our common stock, upon the earlier occurrence of (1) their termination of employment by reason of death or disability, (2) their termination of employment by us without cause or by the executive for good reason (as such terms are defined in the employment agreement), or (3) a change in our control (as defined in the 2006 Plan).

Severance.  Each of the employment agreements also specifies the payments and benefits to which Messrs. Peters and Engstrom and Ms. Pruitt are entitled upon a termination of employment for specified reasons. If the executive’s employment is terminated by us without cause, or he or she resigns for good reason (as such terms are defined in the employment agreement), the executive will be entitled to the following benefits:

•	in the case of Mr. Peters, a lump sum severance payment equal to (a) the sum of (1) three times his then-current base salary plus (2) an amount equal to the average of the annual performance-based compensation earned prior to the termination date (if termination occurs in the first year, the performance-based compensation will be calculated at $1,000,000), multiplied by (b) (1) if the date of termination occurs during the initial term, the greater of one, or the number of full calendar months remaining in the initial term, divided by 12, or (2) if the date of termination occurs during a renewal term after December 31, 2013, one; provided that in no event may the severance benefit be less than $3,000,000;

•	in the case of Mr. Engstrom and Ms. Pruitt, a lump sum severance payment equal to two times his or her then-current base salary;

•	continued health care coverage under COBRA for 18 months, in the case of Mr. Peters, or six months, in the case of Mr. Engstrom and Ms. Pruitt, with all premiums paid by us; and

•	continuation of the equity interest described below.

If the executive’s employment is terminated by us by reason of his or her disability, in addition to receiving his or her accrued rights, such as earned but unpaid base salary and any earned but unpaid benefits under our incentive plans, the executive will be entitled to continued health care coverage under COBRA, with all premiums paid by us, for 18 months, in the case of Mr. Peters, or six months, in the case of Mr. Engstrom or Ms. Pruitt.

In the event of a termination due to death, cause or resignation without good reason, an executive will receive his or her accrued rights, but he or she will not be entitled to receive severance benefits under the agreement.

Management Incentive Program.  As previously disclosed in Supplement No. 4, we anticipate adopting an incentive program for certain members of our management team and directors, pursuant to which participants will be members of a limited liability company that will hold a subordinated participation interest that will be entitled to subordinated distributions upon certain liquidity events. The terms of the management incentive program are subject to change and have not been finally determined or approved by our board of directors. If and when the board of directors approves the program, each of Messrs. Peters and Engstrom and Ms. Pruitt will be entitled to participate.

Non-Compete Agreement.  Each of Messrs. Peters and Engstrom and Ms. Pruitt entered into a non-compete and non-solicitation agreement with us. These agreements generally require the executives to refrain from competing with us within the United States and soliciting our customers, vendors, or employees during employment through the occurrence of a liquidity event. The agreements also limit the executives’ ability to disclose or use any of our confidential business information or practices.

Personnel Updates

On May 27, 2009, we hired Chris Balish as our Senior Vice President — Asset management. Below is the biographical information for Mr. Balish:

Chris Balish has served as our Senior Vice President of Asset Management since May 2009. Mr. Balish has over 23 years of experience in asset and property management, leasing and organizational development. From September 2006 to May 2009 he served as the First Vice President — Management Services at Lauth Property Group’s 10.8 million square foot portfolio. He also served as the General Manager of the Taubman Group from September 2005 to September 2006 and the Chief Operations Officer of the RMC Property Group from June 2003 to September 2005. Prior to that, he served various other asset management roles at Corporex, Cushman Wakefield and Equity Office Properties. Chris graduated from Western Michigan University in 1984 where he earned a double major for Bachelor of Science in Business Management-Finance and a Bachelor of Science in Communications Arts & Science.

As discussed above under “New Employment Agreements and Non-Compete Agreements,” on July 1, 2009, we hired Mark Engstrom to serve as our Executive Vice President — Acquisitions. Mr. Engstrom’s biographical information is provided in Supplement No. 4 under Personnel Updates.

In accordance with our implementation of self-management, Danny Prosky resigned from his position as our Executive Vice President — Acquisitions and Andrea R. Biller resigned from her position as our Executive Vice President and Secretary on June 30, 2009 and July 10, 2009, respectively. Our self-management program, which is discussed in further detail in Supplement No. 4, contemplates and provides for the replacement of these executive officers.

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